UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CareGuide, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

702915109
(CUSIP Number)

Albert S. Waxman
Psilos Group Partners II, L.P. 625 Avenue of the Americas, 4th Floor New York, NY 10011
(212) 242-8844
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702915109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Psilos Group Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS* 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 4,802,800
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,802,800
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,802,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 702915109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Psilos Group Investors II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS* 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 4,802,800
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,802,800
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,802,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%

14	TYPE OF REPORTING PERSON 00

CUSIP No. 702915109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Psilos Group Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS* 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 7,871,532
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 7,871,532
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,871,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.65%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 702915109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Psilos Group Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS* 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 7,871,532
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 7,871,532
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,871,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.65%

14	TYPE OF REPORTING PERSON 00

CUSIP No. 702915109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. Essex Woodlands Health Ventures Fund IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 4,605,776
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,605,776
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,605,776

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%

14		TYPE OF REPORTING PERSON PN

CUSIP No. 702915109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. Essex Woodlands Health Ventures Fund V, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 15,806,584
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 15,806,584
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,806,584

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%

14		TYPE OF REPORTING PERSON PN

CUSIP No. 702915109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. Essex Woodlands Health Ventures Fund IV, L.L.C.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 4,605,776
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,605,776
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,605,776

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%

14		TYPE OF REPORTING PERSON OO

CUSIP No. 702915109		SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. Essex Woodlands Health Ventures Fund V, L.L.C.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 15,806,584
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,806,584

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%

14		TYPE OF REPORTING PERSON OO

CUSIP No. 702915109		SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. James L. Currie

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 20,412,360
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 20,412,360
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,412,360

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%

14		TYPE OF REPORTING PERSON IN

CUSIP No. 702915109		SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. Martin P. Sutter

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 20,412,360
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 20,412,360
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,412,360

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%

14		TYPE OF REPORTING PERSON IN

CUSIP No. 702915109		SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. Immanuel Thangaraj

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 20,412,360
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 20,412,360
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,412,360

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%

14		TYPE OF REPORTING PERSON IN

CUSIP No. 702915109		SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. Mark L. Pacala

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 20,412,360
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 20,412,360
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,412,360

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%

14		TYPE OF REPORTING PERSON IN

CUSIP No. 702915109		SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. John Pappajohn

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 14,632,457
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 14,632,457
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,632,457

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.08%

14		TYPE OF REPORTING PERSON IN

CUSIP No. 702915109		SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. Derace Schaffer

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 4,257,447
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,257,447
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,447

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.68%

14		TYPE OF REPORTING PERSON IN

CUSIP No. 702915109		SCHEDULE 13D

1		NAMES OF REPORTING PERSONS. Hickory Venture Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ Joint Filing

3		SEC USE ONLY

4		SOURCE OF FUNDS* 00

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE- QUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Alabama

NUMBER OF	7	SOLE VOTING POWER 12,291,248
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 12,291,248
WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,291,248

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.51%

14		TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends certain information in the statement on Schedule 13D filed with the Securities and Exchange Commission on February 6, 2006 (the “Initial Statement”), by Albert S. Waxman, the Psilos Funds, Psilos General Partner I and Psilos General Partner II (each as defined below) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of CareGuide, Inc., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Statement.

Item 2. Identity and Background

ITEM 2 OF THE INITIAL STATEMENT IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a) -(c) This Amendment is filed jointly on behalf of the following persons (i) Psilos Group Partners II, L.P., a Delaware limited partnership (“Psilos Fund II”), (ii) Psilos Group Partners, L.P., a Delaware limited partnership (“Psilos Fund I,” and, together with Psilos Fund II, the “Psilos Funds”), (iii) Psilos Group Investors II, L.L.C., a Delaware limited liability company and general partner of Fund II (“Psilos General Partner II”), (iv) Psilos Group Investors, L.L.C., a Delaware limited liability company and general partner of Fund I (“Psilos General Partner I” and, together with Psilos General Partner II, the “Psilos General Partners, and, together with the Psilos Funds “Psilos”), (v) Albert S. Waxman, an individual, (vi) Derace Schaffer, an individual, (vii) John Pappajohn, an individual, (viii) Essex Woodlands Health Ventures IV, L.P., a Delaware limited partnership(“Essex IV”), (ix) Essex Woodlands Health Ventures V, L.P., a Delaware limited partnership (“Essex V”), (x) Essex Woodlands Health Ventures V, L.L.C., a Delaware limited liability company and the general partner of Essex V (the “Essex V General Partner”), (xi) Essex Woodlands Health Ventures IV, L.L.C., a Delaware limited liability company and the general partner of Essex IV (the “Essex IV General Partner” and together with the Essex V General Partner, the “Essex General Partners”, and, together with Essex IV and Essex V, “Essex”), (xii) James L. Currie, an individual, (xiii) Martin P. Sutter, an individual, (xiv) Immanuel Thangaraj, an individual, (xv) Mark L. Pacala, an individual, and (xvi) Hickory Venture Capital Corporation, an Alabama corporation (“Hickory” and, together with Psilos, Essex, Mr. Currie, Mr. Schaffer, Mr. Pappajohn, Mr. Sutter, Mr. Thangaraj, Mr. Sutter, Mr. Pacala and Mr. Waxman, the “Reporting Persons”).

The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Exchange Act. The joint filing of this Amendment is not an admission of the existence of any such group.

The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is filed as an exhibit hereto and incorporated by reference herein.

Set forth below is certain information relating to each of the Reporting Persons:

The principal business of the Psilos Funds is venture capital investments. The principal business of the Psilos General Partners is to serve as general partners of the Psilos Funds. Mr. Waxman is manager of each of the Psilos General Partners. The principal place of business of Psilos is 625 Avenue of the Americas, 4th Floor, New York, NY 10011.

The principal business of the Essex Funds is venture capital investments. The principal business of the Essex General Partners is to serve as general partners of the Essex Funds. Messrs. Currie, Sutter, Thangaraj, and Pacala are Managing Directors of the Essex General Partners. The principal place of business of Essex is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

The principal business of Hickory is venture capital investments. The principal place of business of Hickory is 301 Washington Street, NW, Suite 301, Huntsville, AL 35801.

The names of the directors/managers and executive officers of the Psilos Funds, Psilos General Partner I and Psilos General Partner II, their business addresses, their present principal occupations or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Psilos are incorporated by reference as Exhibit 1 hereto and are incorporated by reference herein.

The names of the directors/managers and executive officers of Essex, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Essex are set forth as an Exhibit 2 hereto and are incorporated by reference herein.

The names of the directors and executive officers of Hickory, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Hickory are set forth as an Exhibit 3 hereto and are incorporated by reference herein. The sole shareholder of Hickory is the First Tennessee Bank National Association.

The principal business of Mr. Pappajohn is private equity investments. Mr. Pappajohn is president of Equity Dynamics, Inc., and his business address is 2116 Financial Center, Des Moines, Iowa 50309.

The principal business of Mr. Schaffer is private equity investments. Mr. Schaffer is the chairman and chief executive officer of The Lan Group and his business address is 3611 Cole Avenue, Suite #188, Dallas, Texas 75204.

Mr. Waxman disclaims beneficial ownership of the common stock beneficially owned by Psilos, Essex, Hickory, Mr. Pappajohn, Mr. Schaffer, Mr. Currie, Mr. Sutter, Mr. Thangaraj Mr. Pacala.

Psilos disclaims beneficial ownership of the common stock beneficially owned by Essex, Hickory, Mr. Waxman, Mr. Pappajohn, Mr. Schaffer, Mr. Currie, Mr. Sutter, Mr. Thangaraj or Mr. Pacala.

Essex disclaims beneficial ownership of the common stock beneficially owned by Psilos, Hickory, Mr. Waxman, Mr. Pappajohn Mr. Schaffer, Mr. Currie, Mr. Sutter, Mr. Thangaraj or Mr. Pacala.

Hickory disclaims beneficial ownership of the common stock beneficially owned by Essex, Psilos, Mr. Waxman, Mr. Pappajohn, Mr. Schaffer, Mr. Currie, Mr. Sutter, Mr. Thangaraj or Mr. Pacala.

Mr. Pappajohn disclaims beneficial ownership of the common stock beneficially owned by Psilos, Essex, Hickory, Mr. Waxman, Mr. Schaffer, Mr. Currie, Mr. Sutter, Mr. Thangaraj or Mr. Pacala.

Mr. Schaffer disclaims beneficial ownership of the common stock beneficially owned by Psilos, Essex, Hickory, Mr. Waxman, Mr. Pappajohn, Mr. Currie, Mr. Sutter, Mr. Thangaraj or Mr. Pacala.

Mr. Currie disclaims beneficial ownership of the common stock beneficially owned by Psilos, Essex, Hickory, Mr. Waxman, Mr. Pappajohn, Mr. Schaffer, Mr. Sutter, Mr. Thangaraj or Mr. Pacala.

Mr. Sutter disclaims beneficial ownership of the common stock beneficially owned by Psilos, Essex, Hickory, Mr. Waxman, Mr. Pappajohn, Mr. Schaffer, Mr. Currie, Mr. Thangaraj or Mr. Pacala.

Mr. Tharangaraj disclaims beneficial ownership of the common stock beneficially owned by Psilos, Hickory, Essex, Mr. Waxman, Mr. Pappajohn, Mr. Schaffer, Mr. Currie, Mr. Sutter or Mr. Pacala.

Mr. Pacala disclaims beneficial ownership of the common stock beneficially owned by Psilos, Essex, Hickory, Mr. Waxman, Mr. Pappajohn, Mr. Schaffer, Mr. Currie, Mr. Sutter or Mr. Thangaraj.

(d); (e) During the past five years, none of the Reporting Persons, nor any of the persons listed in Exhibit 1, Exhibit 2 or Exhibit 3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Waxman, Schaffer, Pappajohn, Currie, Sutter, Thangaraj and Pacala are citizens of the United States.

Item 3. Source and Amount of Funds or other Consideration

ITEM 3 OF THE INITIAL STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On December 28, 2007, the Issuer entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) with Essex, Psilos, Hickory, Mr. Schaffer and Mr. Pappajohn (the “Series A Investors”).

Pursuant to the Purchase Agreement, the issuer agreed to sell to the Series A Investors an aggregate of up to 6,250,000 shares of a newly designed series of preferred stock designated as “Series A Preferred Stock” at a price of $0.60 per share. Each share of Series A Preferred Stock is convertible into five shares of the Issuer’s common stock, subject to adjustment. The Series A Investors used their internal funds to purchase the Series A Preferred Stock.

The Purchase Agreement and the Amended Certificate of Designations, Powers, Preferences and Relative, Participating, Optional or Other Special Rights, and the Qualifications, Limitations or Restrictions Thereof of the Series A Preferred Stock are Exhibits 5 and 6, respectively, hereto and the foregoing summary of the terms is qualified in its entirety by reference to the full text thereof.

As of April 16, 2008, the number of shares of Series A Preferred Stock purchased by the Series A Investors and the number of shares of Common Stock issuable upon conversion of the outstanding shares of Series A Preferred Stock are as follows:

INVESTOR	NUMBER OF SHARES OF SERIES A PREFERRED PURCHASED	NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION
Essex	937,500	4,687,500
Psilos	1,250,000	6,250,000
Hickory	625,000	3,125,000
Derace Schaffer, M.D.	625,000	3,125,000
John Pappajohn	1,250,000	6,250,000

At any time prior to April 30, 2008, the Issuer, in its sole discretion, may cause the Series A Investors to purchase the remaining 1,562,000 authorized shares of Series A Preferred Stock on a pro rata basis.

Item 4. Purpose of Transaction

ITEM 4 OF THE INITIAL STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The information contained in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons originally acquired shares of the Issuer’s Common Stock solely for investment purposes in the ordinary course of business, and not with a view towards influencing any extraordinary corporate transaction, any change in the Issuer’s board of directors or management, or any other change in the Issuer’s business, corporate structure or capitalization.

On March 20, 2008, the Reporting Persons contacted the Issuer’s board of directors with respect to a preliminary proposal for a potential additional investment in the Issuer by the Reporting Persons (the “Potential Investment”). Pursuant to the terms of the Potential Investment, the Reporting Persons and certain other investors would purchase from the Issuer shares of Series B Preferred Stock, which would be a newly designated series of preferred stock, at a proposed price of $0.60 per share for aggregate consideration of approximately $4 million.

The proposed terms of the Potential Investment include that the board of directors approve and present to the Issuer’s stockholders for approval a proposal for a reverse split of the Issuer’s common stock and that the proceeds of the Proposed Investment be used to repurchase fractional shares of the Issuer’s common stock. The Reporting Persons also proposed that the Issuer’s board of directors be reconstituted if the Potential Investment is completed such that the board would consist of five members nominated by the Reporting Persons.

Since the discussion on March 20, 2008, the Reporting Persons have had additional communications with the Issuer's management and board of directors with respect to the Potential Investment. The Reporting Persons anticipate that, from time to time, they may further communicate with the Issuer and/or other relevant parties regarding board composition or other matters involving the Issuer.

On April 16, 2008, the Reporting Persons delivered to the Issuer a letter agreement and term sheet with respect to the Potential Investment and the proposed terms described above, which is filed herewith as an Exhibit and incorporated herein by reference. The letter agreement sets forth certain conditions to consummation of the Potential Investment, including the receipt by the Board of Directors of the Company of a fairness opinion to the effect that the consideration to be paid to the holders of the Company’s common stock to repurchase fractional shares pursuant to the Reverse Stock Split is fair to such stockholders from a financial point of view and the Company having taken all necessary actions such that it is no longer subject to the reporting obligations of the Securities Exchange Act of 1934, as amended.

The foregoing summary of the terms of the letter agreement and term sheet is qualified in its entirety by reference to the full text thereof included as Exhibit 6 hereto.

Discussions regarding the Potential Investment and the related proposals are in their preliminary stages. There cannot be any assurances that the Potential Investment or any of the other possible transactions discussed above will occur, or if they, do, on what terms.

If the Potential Investment were to occur, it would result in the actions or transactions enumerated in clauses (a), (b), (d), (e), (h) and (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

ITEM 5 OF THE INITIAL STATEMENT IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

The aggregate number and percentage of common stock beneficially owned by each of the Reporting Persons is set forth on the cover page of this Schedule 13D/A and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 is hereby incorporated by reference into this Item 6.

Item 7. Material to be filed as Exhibits.

ITEM 7 OF THE INITIAL STATEMENT IS HEREBY AMENDED TO INCLUDE THE FOLLOWING:

1.	List of Executive Officers and Directors/Managers of the Funds, General Partner I and General Partner II is incorporated by reference to Exhibit 1 of the Initial Statement.

2.	List of Executive Officers and Directors/Managers of Essex

3.	List of Executive Officers, Directors and Control Persons of Hickory

4.
Series A Preferred Stock Purchase Agreement dated December 28, 2007, by and among the Issuer and the Investors listed therein is incorporated by reference to Exhibit 10.1 of the Registrant’s Report on Form 8-K filed with the Commission on January 3, 2008

5.
Amended Certificate of Designations, Powers, Preferences and Relative, Participating, Optional or Other Special Rights, and the Qualifications, Limitations or Restrictions Thereof of the Series A Preferred Stock is incorporated by reference to Exhibit 3.1 of the Registrant’s Report on Form 8-K filed with the Commission on January 3, 2008

6.	Letter Agreement dated April 16, 2008, between Psilos Fund I, Psilos Fund II and the Issuer

7.	Joinder Agreement dated April 16, 2008 between Psilos Fund I, Psilos Fund II, Essex, Hickory, Mr. Pappajohn and Mr. Schaffer

8.	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

April 17, 2008

PSILOS GROUP PARTNERS II, L.P.
By: Psilos Group Investors, II, L.L.C.

By:	/s/ Albert S. Waxman
Name: Albert S. Waxman
Title: Senior Managing Member

PSILOS GROUP PARTNERS L.P.
By: Psilos Group Investors, L.L.C.

By:	/s/ Albert S. Waxman
Name: Albert S. Waxman
Title: Senior Managing Member

PSILOS GROUP INVESTORS, II, L.L.C.

By:	/s/ Albert S. Waxman
Name: Albert S. Waxman
Title: Senior Managing Member

PSILOS GROUP INVESTORS, L.L.C.

By:	/s/ Albert S. Waxman
Name: Albert S. Waxman
Title: Senior Managing Member

ESSEX WOODLANDS HEALTH VENTURES IV, L.P.

By:	/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES V, L.P.

By:	/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES IV, L.L.C.

By:	/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES IV, L.L.C.

By:	/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director

HICKORY VENTURE CAPITAL CORPORATION

By:	/s/ J Thomas Noojin

Name: J Thomas Noojin
Title: President

/s/ Albert S. Waxman
Albert S. Waxman

/s/ Derace Schaffer
Derace Schaffer

/s/ John Pappajohn
John Pappajohn

/s/ James L. Currie
James L. Currie

/s/ Martin P. Sutter
Martin P. Sutter

/s/ Immanuel Thangaraj
Immanuel Thangaraj

/s/ Mark L. Pacala
Mark L. Pacala

Exhibit 2

LIST OF EXECUTIVE OFFICERS AND DIRECTORS/MANAGERS
OF ESSEX

DIRECTORS/MANAGERS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
James L. Currie	21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380	Investment professional

Martin P. Sutter	21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380	Investment professional

Immanuel Thangaraj	21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380	Investment professional

Mark L. Pacala	21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380	Investment professional

Exhibit 3

LIST OF EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS OF HICKORY

EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
J. Thomas Noojin	301 Washington Street NW, Suite 301 Huntsvile, AL 35801	Investment professional

C.W. Knight	165 Madison Street, 3rd Floor Memphis, TN 38103	Executive Vice President, First Tennessee Bank National Association

Mark Medford	845 Crossover Lane, Suite 150 Memphis, TN 38117	President, FTN Financial

Chrstine B. Munson	165 Madison Street, 3rd Floor Memphis, TN 38103	Executive Vice President, First Tennessee Bank National Association

Monro B. Lanier, III	301 Washington Street NW, Suite 301 Huntsville, AL 35801	Investment professional

Exhibit 6

April 16, 2008

CONFIDENTIAL

CareGuide, Inc.
4401 N.W. 124th Avenue
Coral Springs, Florida 33065
Attention: Board of Directors

Dear Sirs:

This letter agreement, including the term sheet attached as Exhibit A hereto (the “Term Sheet”), sets forth the terms upon which the undersigned, for itself and as representative of the other purchasers described herein (collectively, the “Purchasers”), agree to make an equity investment (the “Transaction”) in CareGuide, Inc., a Delaware corporation (the “Company”), the proceeds of which will be used to repurchase fractional shares of the Company’s capital stock following a reverse stock split (the “Reverse Stock Split”).

The Purchasers’ obligation to consummate the Transaction are subject to the following conditions: (a) the negotiation and execution of definitive documentation reasonably acceptable to the parties hereto, (b) the receipt by the Board of Directors of the Company (the “Board”) of a fairness opinion, from an investment bank reasonably acceptable to the Board, to the effect that the consideration to be paid to the holders of the Company’s common stock to repurchase fractional shares pursuant to the Reverse Stock Split is fair to such stockholders from a financial point of view, (c) satisfaction (or waiver by the Purchasers) of all of the conditions (other than payment of any amounts to be paid with the proceeds of the Purchasers’ investment) to the Reverse Stock Split, as described in the proxy statement or information statement, as applicable, delivered to stockholders in form and substance reasonably satisfactory to the Purchasers, (d) the Company having taken all necessary actions such that it is no longer subject to the reporting obligations of the Securities Exchange Act of 1934, as amended, (e) execution by each holder of capital stock of the Company (after giving effect to the Reverse Stock Split) of a stockholders agreement reflecting the applicable provisions of the Term Sheet and (f) there shall not have occurred any event or circumstance that has had or would reasonable be expected to have a material adverse effect on the financial condition, business, assets, liabilities, results of operations or prospects of the Company.

This letter agreement shall be governed by the internal laws of the State of New York applicable to contracts wholly executed and performed therein. This letter agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes all prior agreements, understandings and statements, both written and oral, between or among the Company or any of its affiliates and the Purchasers or any of their affiliates. This letter agreement may not be amended, and no provision hereof waived or modified, except by an instrument in writing signed by the parties hereto. This letter agreement may be executed in counterparts (including by means of facsimile or electronically transmitted signature pages), each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

This letter agreement and any and all binding obligations of the parties shall expire on the earlier of (A) ninety (90) days after the date first written above or (B) if the Board of Directors of the Company has not approved the Transaction and the Reverse Stock Split prior to such date, thirty (30) days after the date first written above, in each case unless such date is extended by mutual written agreement of the parties.

Please contact Dr. Albert Waxman of Psilos Group Partners, L.P., on behalf of the Purchasers, at (212) 242-8844 if you have any questions regarding the content of this letter agreement. Otherwise, please indicate the concurrence of the Company with this letter by executing this letter in the space provided below and returning it to me at your earliest convenience.

We look forward to the successful completion of the Transaction.

Very truly yours,
PSILOS GROUP PARTNERS, L.P. By: Psilos Group Investors, LLC Its General Partner
By: /s/ Albert S. Waxman Name: Albert S. Waxman
Title: Senior Managing Member

PSILOS GROUP PARTNERS II, L.P. By: Psilos Group Investors II, LLC Its General Partner
By: /s/ Albert S. Waxman
Name: Albert S. Waxman Title: Senior Managing Member

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE: CAREGUIDE, INC.
By:
Name: Title:

Exhibit A

TERM SHEET

Issuance of
Series B Convertible Preferred Stock

The Purchasers propose to invest in the Company on the following terms.

INVESTMENT IN THE SERIES B CONVERTIBLE PREFERRED:
SECURITIES TO BE PURCHASED:	Series B Convertible Preferred Stock (the “Series B”).

INVESTMENT AMOUNT:	Up to $4 million in the aggregate.

PURCHASERS:
Purchaser	Committed amount of Series B

Psilos Group Partners, L.P. and Psilos Group Partners II, L.P.
(collectively, “Psilos”)	up to $2,000,000
Derace Schaffer (“Schaffer”)	up to $ 500,000
Essex Woodlands Health Ventures	(“Essex”) up to $ 400,000
Hickory Venture Capital Corporation.	up to $ 300,000
John Pappajohn (“Pappajohn”)	up to $ 250,000
Other Purchasers	up to $ 550,000

SERIES B PURCHASE PRICE:	$0.60 per Series B Share

SERIES B CONVERSION PRICE:	The initial Series B conversion price shall be $0.12 per Series B Share

USES OF FUNDS:
The proceeds from the sale of the Series B shall be used to repurchase fractional shares of the Company’s common stock following the Reverse Stock Split, to pay costs and expenses related to the Transaction, and for working capital and other general corporate purposes.

SPECIFIC TERMS OF THE SERIES B:

ANTI-DILUTION:	Same as the existing Series A Preferred Stock (the “Series A”), which generally provides for a full ratchet subject to specified exceptions.

LIQUIDATION PREFERENCE:
The Series B Liquidation Preference per share shall be equal to the greater of (i) the Series B Purchase Price plus any accrued dividends, or (ii) the amount such share would be entitled to on an as-if-converted basis, together with the holders of Common Stock.

DISTRIBUTION OF PROCEEDS UPON A LIQUIDATION EVENT:
Upon a Liquidation Event (as defined in the certificate of designation for the Series A), the holders of the Series B shall be entitled to receive proceeds equal to the then applicable Liquidation Preference, prior to any payments or distributions to the holders of Common Stock or any other equity security of the Company; provided that payment of the liquidation preference on the Company’s existing Series A Preferred Stock shall be paid on a pari passu basis with the Series B Liquidation Preference.

DIVIDENDS:
Same as the Series A, which provides for cash or PIK payments of dividends, payable in arrears twice annually. Any dividends shall be paid to the Series A and Series B at the same time and in the same manner.

OPTIONAL CONVERSION:
Holders of the Series B shall have the option, at any time, to convert any or all of their shares into that number of shares of Common Stock equal to the Series B Purchase Price divided by the applicable Series B Conversion Price as of such time of conversion (the “Conversion Ratio”).

AUTOMATIC CONVERSION:
Holders of the Series B shall automatically convert their shares into Common Stock at the Conversion Ratio applicable at such time in the event of (i) a Qualified Offering (as defined herein) or (ii) upon the affirmative vote of the holders of two-thirds of the Series B.

A “Qualified Offering” shall mean a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company or, in the case of a registration statement in connection with a PIPE transaction, on behalf of the selling shareholders, in which (1) the per share price is at least 2x the Series B Conversion Price then in effect and (2) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $15 million.

VOTING RIGHTS:	On all matters submitted to a vote of the common stock holders, holders of the Series B shall vote on an as-if-converted basis.

PROTECTIVE COVENANTS:
The Company may undertake the following actions only with the consent of the holders of two-thirds of the Series B, voting as a separate class: (i) amending or repealing any provision of the Company’s Certificate of Incorporation or Bylaws that adversely affects the holders of the Series B; (ii) a Liquidity Event; (iii) making any loans or guaranteeing any obligations in excess of an amount to be agreed upon; (iv) paying dividends on or making other distributions with respect to any securities other than the Series B; (v) issuing any equity securities senior or pari passu in preference with the Series B; (vi) the acquisition by the Company or any subsidiary of any business (whether by purchase of stock or assets) for consideration in excess of an amount to be agreed upon; (vii) any changes in tax or accounting methods or policies and any change in the Company’s or any subsidiary’s auditors; (viii) any sales or dispositions of assets of the Company exceeding an amount to be agreed upon; (ix) the adoption of an annual budget, operating budget or business plan of the Company or any subsidiary; (x) capital expenditures in excess of an amount to be agreed upon, in the aggregate, per fiscal year, not included in the annual budget; (xi) changes in the strategic direction or lines of business of the Company or any subsidiary not specified in the business plan approved by the Board; (xii) the creation of any subsidiaries of the Company or any subsidiary; (xiii) the making of any investments in any other entity, other than investments approved pursuant to clause (vi) or (xii); (xiv) commencing or terminating the employment of any executive officer of the Company or any subsidiary, or amending or revising the terms of any employment agreement with any such officer; (xv) altering the size of the Board; (xvi) agreeing to take any action which could impair the Company’s ability to honor the rights and preferences of the Series B; (xvii) entering into any transaction with an affiliate; (xviii) the granting of any exclusive rights to any intellectual property of the Company or any subsidiary; and (xix) agreeing to take any of the foregoing actions.

OTHER MATTERS:

BOARD OF DIRECTORS:
After the closing of the Investment, the Company’s Board shall consist of five members nominated as follows: (i) two (2) members appointed by Psilos, (ii) one member appointed by Schaffer, (iii) one member appointed by Essex, (iv) one member appointed by Pappajohn, and (iv) three (3) members appointed by the holders of two-thirds of the Series B, two of which shall initially be the Company’s current independent directors.

The Company shall at all times provide for indemnification of its directors to the fullest extent allowed by law and shall carry adequate D&O insurance coverage. The Company shall reimburse Directors for all reasonable expenses associated with attending meetings of the Board of Directors. The Board of Directors shall meet within thirty (30) days of the closing of the investment and then a minimum of every sixty (60) days thereafter.

RIGHTS OF FIRST REFUSAL AND CO-SALE:
The Company shall have the right of first refusal to acquire from any holder of shares of Common Stock, Series A Preferred Stock or Series B (a “Stockholder”) all shares of capital stock of the Company which such Stockholder wishes to transfer on the same terms and conditions as such Stockholder would transfer such shares to any third party.

In the event that the Company does not exercise this right in any case, each holder of Series B and Common Stock shall have the right to purchase at a minimum its pro rata portion (based on their ownership of the outstanding shares of the Company on a fully diluted basis) from such Stockholder. Any unused pro rata allocations shall revert to the Series B and the Common Stock such that it may be possible that all shares could be acquired by the existing classes of stock.

In the event of any actual sale to a third party, each selling Stockholder shall provide the holders of the Series B and Common Stock the right to sell, on the same terms and conditions, shares of Series B or Common Stock, as the case may be, to such third party on a pro rata basis, based on the number of common stock equivalents that are issued and outstanding at the time of the sale.

RIGHT OF TRANSFER:
Psilos and other institutional investors shall have the free right to transfer their shares of capital stock of the Company among their affiliated funds at any time, subject to the proper notification to the Company of such transfer.

PREEMPTIVE RIGHTS:
If additional shares of capital stock are sold by the Company, the holders of the Series B will have the right to maintain their percentage ownership through the purchase of their pro rata share of such securities on the same terms as such securities are offered to other purchasers.

REGISTRATION RIGHTS:
The holders of the Series B, by a vote of two-thirds of the Series B, shall be entitled to one demand registration on Form S-1, or any successor form, at the Company's expense and the Purchasers shall have unlimited piggyback registration rights (subject to cut-back upon the IPO in view of market conditions) at the Company's expense, with priority over all other selling stockholders. The Company shall not grant registration rights to any other party without the consent of two-thirds of the Series B.

FINANCIAL STATEMENTS AND INFORMATION RIGHTS:
The Company will submit unaudited financial statements to the holders of the Series B not later than 45 days after the close of each fiscal quarter and not later than 30 days after the end of each month, including income statements, balance sheets, cash flow statements, summaries of bookings and backlogs, and comparisons to forecasts and to corresponding periods in prior years. Audited annual financial statements shall be provided not later than 90 days after the end of each year.

INSPECTION RIGHTS:
Holders of Series B shall have the right, at their own expense, to inspect the books, records and premises of the Company, and to discuss the Company's affairs with officers, directors, employees and accountants, at any time, with the Company’s prior consent, which shall not be unreasonably withheld.

BRING-ALONG RIGHTS:
All the holders of capital stock of the Company shall agree to sell their stock in or approve a Liquidity Event wherein (i) a majority of the directors approve such transaction and (ii) two-thirds of the Series B approve such transaction.

DEAL CLOSING EXPENSES:
The Company will bear its own legal fees and expenses with respect to the transaction(s) contemplated in this Term Sheet. At and subject to Closing, all out of pocket legal fees incurred by Psilos, and due diligence expenses reasonably incurred by Psilos up to a total of $750,000, will be reimbursed by the Company.

INVESTMENT DOCUMENTATION:	Psilos counsel will draft the investment documentation.

REPRESENTATIONS:	The Company will provide representations and warranties in the Stock Purchase Agreement customary in transactions of this kind.

CLOSING DATE:
The parties agree to work toward the approval by the Board of Directors of the Company of the transactions contemplated hereby within thirty (30) days following the date of the letter agreement to which this term sheet is attached, the signing of a definitive agreement and closing of the transactions contemplated hereby within ninety (90) days following the date of the letter agreement to which this term sheet is attached, subject to satisfactory completion of due diligence by Psilos and the completion of transaction documents to the satisfaction of all parties.

Exhibit 7

JOINDER AGREEMENT TO LETTER AGREEMENT

THIS JOINDER AGREEMENT dated as of April 16, 2008 (this “Joinder Agreement”), is made and entered into by and among undersigned and each of the parties to that certain letter agreement dated as of April 16, 2008 (the “Agreement”), pursuant to which each of the Purchasers (as defined therein) have agreed to make an equity investment in CareGuide, Inc. (the “Company”). Capitalized terms used herein without definition shall have the meaning ascribed thereto in the Agreement.

The undersigned hereby agrees (i) to become a party to the Agreement as a Purchaser, (ii) to be bound by all terms, covenants, conditions, representations and warranties under the Agreement and (iii) that for all purposes of the Agreement the undersigned shall be included within the term “Purchaser.” The undersigned hereby designates Psilos as the undersigned’s representative to negotiate the terms of the Transaction with the Company. The undersigned acknowledges that the undersigned’s commitment pursuant to this Joinder Agreement and the Agreement is not contingent on the commitment of any other Purchaser.

This Joinder Agreement shall be governed by the internal laws of the State of New York applicable to contracts wholly executed and performed therein. This Joinder Agreement and the Agreement constitute the entire agreement with respect to the subject matter hereof, and supersede all prior agreements, understandings and statements, both written and oral, between or among the Company or any of its affiliates and the Purchasers or any of their affiliates. This Joinder Agreement may not be amended, and no provision hereof waived or modified, except by an instrument in writing signed by the parties hereto. This Joinder Agreement may be executed in counterparts (including by means of facsimile or electronically transmitted signature pages), each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date first above written.

Essex Woodlands Health Ventures Type or print name

By:	/s/ Mark Pacala
Name: Mark Pacala
Title:

Hickory Venture Capital Corporation Type or print name

By:	/s/ J T Noojin
Name: J T Noojin
Title:

By:	John Pappajohn
Type or print name

By:	/s/ John Pappajohn

Derace Schaffer
Type or print name
Title

By:	/s/ Derace Schaffer

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE, FOR ITSELF AND AS REPRESENTATIVE OF THE OTHER PURCHASERS:
PSILOS GROUP PARTNERS, L.P. By: Psilos Group Investors, LLC Its General Partner

By: /s/ Albert S. Waxman
Name: Albert S. Waxman Title: Senior Managing Member

PSILOS GROUP PARTNERS II, L.P.
By: Psilos Group Investors II, LLC Its General Partner

By: /s/ Albert S. Waxman
Name: Albert S. Waxman Title: Senior Managing Member

Exhibit 8
JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) Amendment No. 1 to the statement on Schedule 13D relating to the Common Stock of CareGuide, Inc. (the “Schedule 13D”) has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: April 17, 2008

PSILOS GROUP PARTNERS II, L.P.
By: Psilos Group Investors, II, L.L.C.

By:	/s/ Albert S. Waxman
Name: Albert S. Waxman
Title: Senior Managing Member

PSILOS GROUP PARTNERS L.P.
By: Psilos Group Investors, L.L.C.

By:	/s/ Albert S. Waxman
Name: Albert S. Waxman
Title: Senior Managing Member

PSILOS GROUP INVESTORS, II, L.L.C.

By:	/s/ Albert S. Waxman
Name: Albert S. Waxman
Title: Senior Managing Member

PSILOS GROUP INVESTORS, L.L.C.

By:	/s/ Albert S. Waxman
Name: Albert S. Waxman
Title: Senior Managing Member

ESSEX WOODLANDS HEALTH VENTURES IV, L.P.

By:	/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES V, L.P.

By:	/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES IV, L.L.C

By:	/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES V, L.L.C

By:	/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director

HICKORY VENTURE CAPITAL CORPORATION By: /s/ J Thomas Noojin

Name: J Thomas Noojin Title: President

/s/ Albert S. Waxman
Albert S. Waxman

/s/ Derace Schaffer
Derace Schaffer

/s/ John Pappajohn
John Pappajohn

/s/ James L. Currie
James L. Currie

/s/ Martin P. Sutter
Martin P. Sutter

/s/ Immanuel Thangaraj
Immanuel Thangaraj

/s/ Mark L. Pacala
Mark L. Pacala